Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Dolby Laboratories, Inc.
We consent to the incorporation by reference in the registration statements (Nos. 333‑122908, 333-150804, 333-174319 and 333-188602) on Form S-8 of Dolby Laboratories, Inc. (the Company) of our reports dated November 14, 2013, with respect to the consolidated balance sheets of Dolby Laboratories, Inc. and subsidiaries as of September 27, 2013 and September 28, 2012, and the related consolidated statements of operations, stockholders’ equity, comprehensive income, and cash flows for each of the years in the three-year period ended September 27, 2013, and the effectiveness of internal control over financial reporting as of September 27, 2013, which reports appear in the September 27, 2013 annual report on Form 10‑K of the Company.

/s/ KPMG LLP

San Francisco, California
November 14, 2013